UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 16)

NRG Energy, Inc.
(Name of Subject Company)

NRG Energy, Inc.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
629377508
(CUSIP Number of Class of Securities)
Michael R. Bramnick
Senior Vice President and General Counsel
NRG Energy, Inc.
211 Carnegie Center
Princeton, New Jersey 08540
(609) 524-4500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Stephen Fraidin
Thomas W. Christopher
Kirkland & Ellis LLP
153 East 53rd Street
New York, New York 10022
(212) 446-4800

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SIGNATURE

     This Amendment No. 16 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by NRG Energy, Inc., a Delaware corporation (“NRG”), with the Securities and Exchange Commission (the “SEC”) on November 24, 2008, relating to the unsolicited offer by Exelon Corporation, a Pennsylvania corporation (“Exelon”), through its wholly-owned subsidiary, Exelon Xchange Corporation, a Delaware corporation, to exchange each outstanding share of common stock of NRG, par value $0.01 per share (“NRG Common Stock”), for 0.485 of a share of Exelon common stock, without par value, upon the terms and subject to the conditions set forth in (1) the Preliminary Prospectus/Offer to Exchange, originally filed with the SEC on November 12, 2008 (the “Exchange Offer”) and (2) the related Letter of Transmittal (which, together with the Exchange Offer and any amendments or supplements thereto from time to time, collectively constitutes the “Offer”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement. Except as specifically noted herein, the information set forth in the Statement remains unchanged.
Item 1. Subject Company Information.
     “Item 1. Subject Company Information — Securities ” on page 2 of the Statement is hereby amended by adding the following paragraph:

On February 20, 2009, NRG Common Stock Finance I LLC (“CSF I”) and NRG Common Stock Finance II LLC (“CSF II” and together with CSF I, “CSF I and II”), wholly-owned subsidiaries of NRG, entered into Share Lending Agreements with affiliates of Credit Suisse relating to the shares of NRG Common Stock currently held by CSF I and II in connection with the previously executed Note Purchase Agreement and Preferred Interest Agreements, by and between CSF I and II and affiliates of Credit Suisse (the “Financing Arrangements”). Due to the current lack of liquidity in the stock borrow market for NRG shares and in order to maintain the intended economic benefits of the Financing Arrangements, CSF I and II have lent affiliates of Credit Suisse 8,500,000 shares of the 21,970,903 shares of NRG Common Stock currently held by CSF I and II. The Share Lending Agreements permit affiliates of Credit Suisse to borrow up to the total number of shares of NRG Common Stock held by affiliates CSF I and II. Shares borrowed by affiliates of Credit Suisse under the Share Lending Agreements will be used to replace shares borrowed by affiliates of Credit Suisse from third parties in connection with Credit Suisse’s hedging activities related to the Financing Arrangements. The shares are expected to be returned upon the termination of the Financing Arrangements. Until the shares are returned, the shares will be treated as outstanding for corporate law purposes, but will not be added to the Company’s fully diluted share count for financial reporting purposes.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NRG ENERGY, INC.
By:	/s/ Michael R. Bramnick
	Name:	Michael R. Bramnick
	Title:	Senior Vice President and General Counsel

Dated: February 20, 2009

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